

December 11, 2020

Daniel Levin
Chief Financial Officer
Oaktree Capital Group, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

> **Re: Oaktree Capital Group, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 2, 2020**
> **Form 10-Q for the Quarterly Period Ended September 30, 2020**
> **Filed November 6, 2020**
> **File No. 001-35500**

Dear Mr. Levin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Business
Asset Classes and Investment Strategies, page 9

1.   We note your disclosures regarding asset classes and investment strategies. In your future filings, please revise here or within MD&A to include tabular and / or narrative discussion of fund investment performance, such as rates of return, comparison against benchmarks, or other applicable metrics by asset class, by strategy, and for any key funds.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Metrics, page 49

2.   We note your disclosure of incentive-creating assets under management ("AUM") at the

end of each reporting period with related definition disclosed on page 44. In your future filings, please revise to provide a rollforward, preferably in tabular format, of both your incentive-creating and total AUM showing the beginning balance, gross inflows, gross outflows, market appreciation/depreciation, and foreign exchange impacts, to arrive at ending AUM balances for all periods presented. In addition, supplement your revised disclosure with a discussion of weighted average fee rates (by asset class, type, etc.) along with narratives explaining significant trends, and enhance your discussion of how specific asset mix shifts are impacting revenues.

Form 10-Q for the Quarterly Period Ended September 30, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Nine Months Ended September 30, 2020 Compared to the Nine Months Ended September 30, 2019
Net Change in Unrealized Appreciation (Depreciation) on Consolidated Funds' Investments, page 73

3. We note the significant depreciation on the consolidated funds' investments during the nine months ended September 30, 2020 compared to the gain during the nine months ended September 30, 2019. In your future filings, please revise to provide a more fulsome discussion of significant factors, investment concentrations and activities driving the change in the results of operations. For example, disclose more qualitative and quantitative details about the funds impacted, industry or geographic concentrations, or other significant factors impacting the valuation of the investments.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Klein, Staff Accountant, at 202-551-3847 or Cara Lubit, Staff Accountant, at 202-551-5909 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance